I, Roberta Lowe, certify that the financial statements of Blossoms Events and Catering, LLC included in this form are true and complete in all material respects.

Signature:

Date: 09/02/2021

Name: Roberta Lowe
Title: Founder, Manager and CEO of Blossoms Events and Catering, LLC